Mason Industrial Technology, Inc.

110 East 59th Street

New York, NY 10022

VIA EDGAR

September 13, 2022

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attn: Peter McPhun and Jennifer Monick

Re:    Mason Industrial Technology, Inc.

Form 10-K for the fiscal year ended December 31, 2021

Filed March 30, 2022

File No. 001-39955

Dear Mr. McPhun and Ms. Monick,

Mason Industrial Technology, Inc. (the “Company,” “we,” “our” or “us”), hereby transmits our response to the comment letter received from the staff (the “Staff,” “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”), on August 19, 2022, regarding the Form 10-K for the fiscal year ended December 31, 2021 (the “Form 10-K”) submitted to the Commission on March 30, 2022. For your convenience, we have repeated below your comments in bold, and have followed each comment with our response.

Form 10-K for the year ended December 31, 2021 filed March 30, 2022

General

1.

With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, please revise your disclosure in future filings to include disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless. Please include an example of your intended disclosure in your response.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the Company’s sponsor, Mason Industrial Sponsor, LLC, a Delaware limited liability company, is not a non-U.S. person, is not controlled by a non-U.S. person, and does not have substantial ties with a non-U.S. person.

* * * * * * *

We thank you for your review of the foregoing and the Form 10-K. Please feel free to contact Gregory P. Patti, Jr. at (212) 504-6780 with any questions or further comments you may have regarding the Form 10-K or if you wish to discuss the above.

Sincerely,

/s/ Derek Satzinger
Derek Satzinger
Chief Financial Officer

cc:	Gregory P. Patti, Jr.
Cadwalader, Wickersham & Taft LLP